VEON announces the pricing of its RUB 10 billion 6.50% notes issued under its GMTN programme Amsterdam, 3 September 2020 - VEON Holdings B.V. (the “Issuer”), a subsidiary of VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), announces the pricing of its RUB 10 billion, approximately USD 133 million1, 6.50% senior unsecured notes due 2025 in 144A / Reg S format (the “Notes”) issued under its Global Medium Term Note Programme established in April 2020 (the “GMTN Programme”), which represents the Issuer’s second Russian Rouble-denominated bond offering under its GMTN Programme and attracted strong interest from a broad range of investors internationally. The settlement date for the offering is expected to be 11 September 2020, subject to customary closing conditions. The Issuer intends to use the net proceeds of the Notes for general corporate purposes. VEON believes that the offering of the Notes is another step forward in further improving VEON’s capital structure. The Issuer continues to monitor the international capital markets and will continue to consider potential offerings under the GMTN Programme, subject to funding needs and market conditions. 1Based on USD/RUB=75.340 About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. The Notes are being issued on the basis of the base offering memorandum prepared in connection with the GMTN Programme dated 16 April 2020 as supplemented by, and to be read in conjunction with, the first base offering memorandum supplement dated 8 June 2020 and the second base offering memorandum supplement dated 1 September 2020. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. There will be no public offer of the Notes in the United States (for these purposes, “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia). The Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act.

In member states of the European Economic Area and in the United Kingdom (each, a “Relevant State”), this release is for distribution only to and directed only at persons who are “qualified investors” within the meaning of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). In relation to each Relevant State, the investment contemplated by this release does not constitute and shall not, in any circumstances, constitute a public offering nor an invitation to the public in connection with any offer within the meaning of the Prospectus Regulation. Each potential investor located within a Relevant State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the Prospectus Regulation. Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or UK. This release is for distribution only to and directed only at persons who (a) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (b) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of the Financial Promotion Order, (c) are outside the United Kingdom, or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the investment or investment activity to which this release relates may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Notes are not being offered to the public in the United Kingdom. This release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The investment or investment activity to which this release relates is only available to, and will only be engaged in with, relevant persons and any person who receives this release who is not a relevant person should not rely or act upon it. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in the communication is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The securities have not been and will not be registered in Russia and are not intended for “placement” or “circulation” in Russia (each as defined in Russian securities laws) unless and to the extent otherwise permitted under Russian law. Forward-Looking Statements This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “expect,” “will,” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not historical facts, and include statements relating to, among other things, the completion of the transaction described above. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the risk that the transaction described above will not be completed. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2019 and other public filings made by VEON with the SEC. The forward-looking statements included in this release are made only as of the date hereof, and VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contact information INVESTOR RELATIONS CORPORATE COMMUNICATIONS Nik Kershaw Kieran Toohey ir@veon.com pr@veon.com